VIA EDGAR
June 28, 2017
Stephen Krikorian
Accounting Branch Chief
Office of Information Technologies and Services
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Liquidity Services, Inc.
Form 10-K for the fiscal year ended September 30, 2016
Response dated March 31, 2017
File No. 000-51813

Dear Mr. Krikorian:
We received your comment letter dated June 19, 2017 on the above-referenced filing, which requests a response by July 3, 2017. As discussed with Ms. Amanda Kim on June 27, 2017, we are requesting an extension in replying to your letter. Due to the forthcoming holidays and scheduled vacation plans, we require additional time to ensure the appropriate level of management review prior to submitting our response. Pursuant to my discussion with Ms. Kim, we hereby confirm that we will respond to your comment letter on or before July 19, 2017.

Sincerely,

/s/ Michael Sweeney
Michael Sweeney
VP and Chief Accounting Officer